

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2011

Mr. Jonathan C. Clark
Executive Vice President and Chief Financial Officer
SLM Corporation
300 Continental Drive
Newark, Delaware 19713

> **Re:** **SLM Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **File No. 001-13251**

Dear Mr. Clark,

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Consumer Lending Portfolio Performance, page 66

1. We note your rollforward of the receivable for partially charged-off loans on page 74. In future filings, please clarify the descriptions provided or footnotes to the table to address the following:

- Tell us and clarify in future filings whether the line item "expected future recoveries of current period defaults" represents the remaining loan balance expected to be collected from contractual loan balances partially charged-off during the period;
- Please expand the explanation provided in footnote 1 to the table to clarify what the amount represents;
- Please clarify whether recoveries represents the balances originally expected to be collected on the partially charged-off loan. Additionally, tell us where recoveries in excess of the partially charged-off loan balance are reflected in the rollforward; and
- Tell us how additional charge-offs to receivables previously reflected in the table are accounted for in the rollforward.

Liquidity and Capital Resources, page 75

Primary Sources of Liquidity and Available Capacity, page 76

2. We note your disclosure that shows your total sources of primary liquidity for general corporate purposes. Please address the following:

- Given the importance of liquidity to your operations and the potential volatility of liquid assets on a daily basis, in addition to disclosing the amounts of total sources of primary liquidity for general purposes as of the balance sheet dates, please also disclose the average amounts available during the periods presented.
- We note your footnote to the table that borrowing capacity is subject to the availability of collateral as well as your disclosure of the amount of collateral available existing at the balance sheet dates. Given that the available borrowing capacity at the balance sheet dates is substantially less than the contractual maximum potentially available under the facilities due to the limited amounts of collateral available, please tell us why you believe it is appropriate to reflect the full contractual amounts remaining under the facilities (but not currently available) in the table.

Critical Accounting Policies and Estimates, page 82

Premium and Discount Amortization, page 83

3. We note your disclosure that you expect in the future that you will begin to consolidate Private Education Loans, and that this fact is built into the constant prepayment rate (CPR) assumption you use for Private Education Loans. Please tell us the effect of this assumption on your CPR assumption, how it was built into your model, and your current expected timetable for offering these types of consolidation loans.

Consolidated Statements of Cash Flows, page F-9

4.   We note your disclosure on page F-13 all student loans, with the exception of those loans sold under the ED's Purchase Program, are initially categorized as held for investment until there is certainty as to each specific loan's ultimate financing. With this in mind, please tell us how you determined the appropriate classification of your loan activity within your Statement of Cash Flows. For example, we note that you disclose cash flows from *acquisitions* of student loans within investing activities; however it is not clear where loan *originations* are classified. Furthermore, we note that you report a significant amount of "Student loans originated for sale, net" within operating activities despite the fact that the majority of your loan originations appear to be initially classified as held for investment. Please tell us how you determined this classification was appropriate and in compliance with the guidance in paragraphs 12e and 21 of ASC 230-10-45.

Note 2 – Significant Accounting Policies, page F-10

Student Loan Income, page F-13

5.   We note that you offer repayment borrower benefits to certain eligible borrowers and that these payments affect the student loan yield. You also state that you regularly evaluate the assumptions used to estimate the prepayment speeds and qualification rates used for this program. We note that you state on page G-4 that you occasionally change repayment borrower benefit programs in both amount and qualification factors, which are then reflected in the estimate of the repayment borrower benefits discount when made. Given the effects of this program on your student loan income yield, please expand your disclosure in future filings to provide further discussion about these programs. For example, please include the following in your revised disclosures:

- Clarification as to when borrowers typically first become eligible for the program (i.e. X months after loan begins repayment);
- Quantification of borrowers that qualify for the benefits;
- The length of time the average borrower remains eligible for the program and how that is considered in your yield adjustment;
- The types of qualification factors and typical benefit programs offered; and
- Whether you are able to change the program terms at any time to borrowers currently meeting the program criteria.

Allowance for Loan Losses, page F-13

6.   We note that you made significant revisions to your accounting policy disclosure related to your allowance for loan losses methodology in your December 31, 2010 Form 10-K (as compared to disclosure provided in your December 31, 2009 10-K). It is not clear to us whether these changes simply represent disclosure enhancements and refinements or

whether you made changes to your actual allowance methodology during 2010. Accordingly, please revise your future filings to address the following and include your proposed disclosures in your response:

- Disclose whether you continue to use a migration analysis of delinquent and current accounts to estimate your allowance for loan losses and if any changes were made to this model during the current fiscal year;
- More clearly disclose how the look-back period for purposes of calculating historical default rates is calculated and whether different look-back periods are calculated for different segments of your portfolio. In this regard we reference your disclosure that you make judgments about which historical period to start with and then make further judgments about whether that historical experience is representative of future expectations;
- Quantify the actual look-back period used for purposes of estimating your allowance for loan losses as of December 31, 2010; and
- Enhance your disclosure to provide more clarity around how the future economic environment is taken into account when estimating the allowance for loan losses. Additionally, clarify how this methodology captures the probable loss inherent in the loans, as opposed to the expected loss in the loans.

Retained Interest in off-balance sheet securitized loans, page F-20

7. We note your disclosure that to the extent that compensation received for servicing loans is no more or less than adequate compensation, no servicing asset or obligation is recorded, and that as of December 31, 2010 and 2009, you do not have any servicing assets or liabilities recorded on the balance sheet. In light of all of the changes to the student loan business during the past year, as well as the fact that the industry is experiencing higher collections and servicing costs (as noted on page 32), please tell us how you re-assessed whether a servicing asset or liability is required.

Contingency Revenue, page F-22

8.   We note your disclosure that you recognize fees received, net of *actual* rebates for defaults, over the service period which is estimated to be the life of the loan. Please tell us whether you factor in an estimate of the amount of revenue which may be later rebated and exclude that amount from revenue. If not, please tell us how you believe your policy complies with ASC 605-10-S99.

Note 3 – Student Loans, page F-25

9. We note that you acquired $25.4 billion of securitized federal loans with a fair value of $24.9 billion from the Student Loan Corporation (SLC) on December 31, 2010. Please tell us how you determined whether any of the loans acquired from SLC were within the

scope of ASC 310-30. If so, please revise your future filings to provide all of the disclosures required by ASC 310-30-50.

Note 4 – Allowance for Loan Losses, page F-29

10.   We note your disclosure on page F-37 that you began offering interest rate reductions to borrowers for their Private Education Loans in 2009. Please tell us whether these interest rate reductions were the only types of modifications performed on your loan portfolio during the years ended December 31, 2010 and 2009. Additionally, please tell us whether you considered these modifications to be troubled debt restructurings under ASC 310-40. Finally, please clarify if these are the loans for which you indicate are individually evaluated for impairment in your table on page F-30.

Note 5 – Investments, page F-38

11.   Please revise your investment tables in your future filings to further segregate your investment categories by major security type. For example, we note that the vast majority of your investment portfolio consists of asset-backed securities. Based on your fair value disclosures in Note 15, it appears that such securities are primarily comprised of agency residential mortgage-backed securities. Your investment tables should separately present this major security type. Refer to ASC 942-320-50-2.

12.   Please revise your future filings to provide the disclosures required by ASC 320-10-50-6, segregated by those investments that have been in a continuous unrealized loss position for less than 12 months and those that have been in a continuous unrealized loss position for 12 months or longer.

13.   Tell us how the "Other" investments line item discussed on page F-40 reconciles to "Other" investments on the face of the balance sheet. Also, please tell us why you classify receivables for cash collateral posted with derivative counterparties as an investment, instead of a receivable. Refer to ASC 860-30-25-3.

Note 7 – Borrowings, page F-47

Reset Rate Notes, page F-55

14.   We note your disclosure that certain tranches of your term ABS are reset rate notes that are subject to periodic remarketing, at which time the interest rate on the notes is reset. We also note that you have the option to repurchase a reset rate note upon a failed remarketing and hold it as an investment until such time it can be remarketed. Please tell us whether you account for the reset feature as an embedded derivative, and if so, please quantify the value of the derivatives as of December 31, 2010. Additionally, please tell

us whether you have ever elected to repurchase the reset notes, and if so, how you accounted for the investment in your consolidated financial statements.

Other Funding Sources – Senior Unsecured Debt, page F-56

15.   We note your tabular disclosure at the bottom of page F-56 that summarizes your senior unsecured debt repurchases for each period presented. Please revise your future filings to more thoroughly describe your debt repurchase program, including the reasons for such repurchases and how you determined the appropriate accounting treatment for the resulting gains.

Note 9 – Derivative Financial Instruments, page F-59

16.   We note your disclosure that as of December 31, 2010 you have net positive exposure of $920 million on foreign currency interest rate swaps. We also note your disclosure that for trusts issued after November 2005, the counterparty is required to post collateral due to net positive exposure on cross-currency interest rate swaps, irrespective of counterparty rating. Please tell us and disclose in future filings how much of your net positive exposure (of $920 million as of December 31, 2010) is covered by collateral. Additionally, please tell us why you only require the collateral posting requirement for cross-currency interest rate swaps with net positive exposure, as opposed to all of your derivative contracts.

Note 13 – Stock-Based Compensation Plans and Arrangements, page F-69

17.   We note your disclosure on page F-71 that you launched a one-time stock option exchange program to allow certain employees to exchange certain out-of-the-money options for new options with an exercise price equal to the fair market value of your stock as of the grant date. Your disclosure further indicates that the exchange program was designed so the fair market value of the new options would not be greater than the fair market value of the options exchanged. Please tell us how the modifications that you disclosed did not result in the new options having a higher fair market value as compared to the fair market value of the existing options immediately before the modification.

Note 20 – Discontinued Operations, page F-99

18.   We note your disclosure that other assets included within discontinued operations as of December 31, 2009 includes a receivable from SLM Corporation associated with the 2009 net operating loss generated by the sale of your Purchased Paper – Mortgage/Properties business, and that this receivable was settled in the third quarter of 2010. Please clarify why you have a receivable recorded from SLM Corporation and provide additional information as to what the balance represents, why it is recorded in your consolidated financial statements, and whether a similar receivable is recorded, or

will be recorded, related to any net operating loss that may be generated upon the sale of the Purchased Paper – Non-Mortgage loan portfolio.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Angela Connell at (202) 551-3426 or me at (202) 551-3512 with any questions.

Sincerely,

Stephanie L. Hunsaker
Senior Assistant Chief Accountant